# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Real Brokerage Inc, CIK 0001862461
CUSIP: 75585H206
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 701 Brickell Avenue, 17th Floor, Miami, Florida (FL), 33131
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000899140-22-000208
Filed by CIK 0001792449

## Reporting persons
- Insight Partners (Cayman) XI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 15,549,682; sole dispositive power 0; shared dispositive power 15,549,682; aggregate amount beneficially owned 15,549,682 (7.9% of the class)
  Comment: The percentage in Row (11) is based upon 197,753,645 Common Shares of the Issuer outstanding as of October 4, 2024, as reported on Form F-3 of the Issuer filed with the U.S. Securities and Exchange Commission on October 16, 2024.
- Insight Partners (Delaware) XI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,985,426; sole dispositive power 0; shared dispositive power 1,985,426; aggregate amount beneficially owned 1,985,426 (1% of the class)
  Comment: The percentage in Row (11) is based upon 197,753,645 Common Shares of the Issuer outstanding as of October 4, 2024, as reported on Form F-3 of the Issuer filed with the U.S. Securities and Exchange Commission on October 16, 2024.
- Insight Partners (EU) XI, S.C.Sp.: type of reporting person: partnership (PN); citizenship or place of organization: Luxembourg (N4); sole voting power 0; shared voting power 1,844,297; sole dispositive power 0; shared dispositive power 1,844,297; aggregate amount beneficially owned 1,844,297 (0.9% of the class)
  Comment: The percentage in Row (11) is based upon 197,753,645 Common Shares of the Issuer outstanding as of October 4, 2024, as reported on Form F-3 of the Issuer filed with the U.S. Securities and Exchange Commission on October 16, 2024.
- Insight Partners XI (Co-Investors) (B), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 325,758; sole dispositive power 0; shared dispositive power 325,758; aggregate amount beneficially owned 325,758 (0.2% of the class)
  Comment: The percentage in Row (11) is based upon 197,753,645 Common Shares of the Issuer outstanding as of October 4, 2024, as reported on Form F-3 of the Issuer filed with the U.S. Securities and Exchange Commission on October 16, 2024.
- Insight Partners XI (Co-Investors), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 236,346; sole dispositive power 0; shared dispositive power 236,346; aggregate amount beneficially owned 236,346 (0.1% of the class)
  Comment: The percentage in Row (11) is based upon 197,753,645 Common Shares of the Issuer outstanding as of October 4, 2024, as reported on Form F-3 of the Issuer filed with the U.S. Securities and Exchange Commission on October 16, 2024.
- Insight Partners XI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 14,193,481; sole dispositive power 0; shared dispositive power 14,193,481; aggregate amount beneficially owned 14,193,481 (7.2% of the class)
  Comment: The percentage in Row (11) is based upon 197,753,645 Common Shares of the Issuer outstanding as of October 4, 2024, as reported on Form F-3 of the Issuer filed with the U.S. Securities and Exchange Commission on October 16, 2024.
- Insight Associates XI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 32,290,693; sole dispositive power 0; shared dispositive power 32,290,693; aggregate amount beneficially owned 32,290,693 (16.3% of the class)
  Comment: The percentage in Row (11) is based upon 197,753,645 Common Shares of the Issuer outstanding as of October 4, 2024, as reported on Form F-3 of the Issuer filed with the U.S. Securities and Exchange Commission on October 16, 2024.
- Insight Associates XI, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 32,290,693; sole dispositive power 0; shared dispositive power 32,290,693; aggregate amount beneficially owned 32,290,693 (16.3% of the class)
  Comment: The percentage in Row (11) is based upon 197,753,645 Common Shares of the Issuer outstanding as of October 4, 2024, as reported on Form F-3 of the Issuer filed with the U.S. Securities and Exchange Commission on October 16, 2024.
- Insight Associates (EU) XI, S.a.r.l.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); sole voting power 0; shared voting power 1,844,297; sole dispositive power 0; shared dispositive power 1,844,297; aggregate amount beneficially owned 1,844,297 (0.9% of the class)
  Comment: The percentage in Row (11) is based upon 197,753,645 Common Shares of the Issuer outstanding as of October 4, 2024, as reported on Form F-3 of the Issuer filed with the U.S. Securities and Exchange Commission on October 16, 2024.
- Insight Venture Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 92,751; sole dispositive power 0; shared dispositive power 92,751; aggregate amount beneficially owned 92,751 (0% of the class)
  Comment: Amounts in Rows (6), (8) and (9) include 32,751 and 60,000 Common Shares issued upon the settlement of restricted share units
  
  ("RSUs") on January 25, 2023 and March 17, 2024, respectively; excludes 30,945 Common Shares issuable upon the settlement of RSUs that vest on May 31, 2025.
  
  The percentage in Row (11) is based upon 197,753,645 Common Shares of the Issuer outstanding as of October 4, 2024, as reported on Form F-3 of the Issuer filed with the U.S. Securities and Exchange Commission on October 16, 2024.
- Insight Holdings Group, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 34,227,741; sole dispositive power 0; shared dispositive power 34,227,741; aggregate amount beneficially owned 34,227,741 (17.3% of the class)
  Comment: The percentage in Row (11) is based upon 197,753,645 Common Shares of the Issuer outstanding as of October 4, 2024, as reported on Form F-3 of the Issuer filed with the U.S. Securities and Exchange Commission on October 16, 2024.

## Item 1. Issuer
Name of issuer: Real Brokerage Inc
Address of issuer's principal executive offices: 701 Brickell Avenue, 17th Floor, Miami, FL 33131

## Item 2. Person Filing
Name of person filing:
This Statement is being filed by the following persons (each a "Reporting Person" and, collectively, the "Reporting Persons"): (i) Insight Partners (Cayman) XI, L.P., a Cayman Islands exempted limited partnership ("Cayman XI"), (ii) Insight Partners (Delaware) XI, L.P., a Delaware limited partnership ("Delaware XI"), (iii) Insight Partners XI (Co-Investors) (B), L.P., a Cayman Islands exempted limited partnership ("Co-Investors XI B"), (iv) Insight Partners XI (Co-Investors), L.P., a Cayman Islands exempted limited partnership ("Co-Investors XI"), (v) Insight Partners XI, L.P., a Cayman Islands exempted limited partnership ("IP XI" and, together with Cayman XI, Delaware XI, Co-Investors XI B and Co-Investors XI, the "Fund XI Entities"), (vi) Insight Associates XI, L.P., a Cayman Islands exempted limited partnership ("IA XI LP"), (vii) Insight Associates XI, Ltd., a Cayman Islands exempted company ("IA XI Ltd") (viii) Insight Partners (EU) XI, S.C.Sp., a Luxembourg special limited partnership ("EU XI" and, together with the Fund XI Entities, the "XI Funds"), (ix) Insight Associates (EU) XI, S.a.r.l., a Luxembourg limited liability company ("IA EU XI"), (x) Insight Venture Management, LLC, a Delaware limited liability company ("IVM") and (xi) Insight Holdings Group, LLC, a Delaware limited liability company ("Holdings").

The general partner of each of the Fund XI Entities is IA XI LP, whose general partner is IA XI Ltd. The general partner of EU XI is IA EU XI . The sole shareholder of IA XI Ltd, IA EU XI and IVM is Holdings.
Address of principal business office or, if none, residence: The address of the principal business and principal office of each of the Reporting Persons is c/o Insight Partners,1114 Avenue of the Americas, 36th Floor, New York, New York 10036.
Citizenship: See Item 2(a).

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.
Percent of class: The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.
Sole power to vote or to direct the vote: The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.
Shared power to vote or to direct the vote: The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.
Sole power to dispose or to direct the disposition: The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.
Shared power to dispose or to direct the disposition: The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: As the general partner of the Fund XI Entities, IA XI LP may be deemed to beneficially own all 32,290,693 Common Shares held directly by the Fund XI Entities. As the general partner of IA XI LP, IA XI Ltd may be deemed to beneficially own all 32,290,693 Common Shares held directly by the Fund XI Entities. As the general partner of EU XI, IA EU XI may be deemed to beneficially own all 1,844,297 Common Shares held directly by EU XI. As the sole shareholder of IA XI Ltd, IA EU XI and IVM, Holdings may be deemed to beneficially own all 32,290,693 Common Shares held directly by the Fund XI Entities, all 1,844,297 Common Shares held directly by EU XI and all 92,751 Common Shares held directly by IVM. The foregoing is not an admission by IA XI LP, IA XI Ltd, IA EU XI or Holdings that it is the beneficial owner of the shares held of record by IVM, the Fund XI Entities or IA EU XI, nor is it an admission by any of Fund XI Entities or EU XI that it is the beneficial owner of any Common Shares held by the other of the Fund XI Entities or EU XI.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The agreement among the Reporting Persons to file jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 99.1. The Reporting Persons disclaim membership in a group and this report shall not be deemed an admission by any of the Reporting Persons that they are or may be members of a "group" for purposes of Rule 13d-5 or for any other purpose.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement, as required by Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended

## Signatures
- Insight Partners (Cayman) XI, L.P.: /s/ Andrew Prodromos, Andrew Prodromos/Authorized Officer; By: Insight Associates XI, L.P., its general partner, By: Insight Associates XI, Ltd., its general partner (02/11/2025)
- Insight Partners (Delaware) XI, L.P.: /s/ Andrew Prodromos, Andrew Prodromos/Authorized Officer; By: Insight Associates XI, L.P., its general partner, By: Insight Associates XI, Ltd., its general partner (02/11/2025)
- Insight Partners (EU) XI, S.C.Sp.: /s/ Andrew Prodromos, Andrew Prodromos/Authorized Officer; By: Insight Associates (EU) XI, S.a.r.l., its general partner (02/11/2025)
- Insight Partners XI (Co-Investors) (B), L.P.: /s/ Andrew Prodromos, Andrew Prodromos/Authorized Officer; By: Insight Associates XI, L.P., its general partner, By: Insight Associates XI, Ltd., its general partner (02/11/2025)
- Insight Partners XI (Co-Investors), L.P.: /s/ Andrew Prodromos, Andrew Prodromos/Authorized Officer; By: Insight Associates XI, L.P., its general partner, By: Insight Associates XI, Ltd., its general partner (02/11/2025)
- Insight Partners XI, L.P.: /s/ Andrew Prodromos, Andrew Prodromos/Authorized Officer; By: Insight Associates XI, L.P., its general partner, By: Insight Associates, Ltd., its general partner (02/11/2025)
- Insight Associates XI, L.P.: /s/ Andrew Prodromos, Andrew Prodromos/Authorized Officer; By: Insight Associates XI, Ltd., its general partner (02/11/2025)
- Insight Associates XI, Ltd.: /s/ Andrew Prodromos, Andrew Prodromos/Authorized Officer (02/11/2025)
- Insight Associates (EU) XI, S.a.r.l.: /s/ Andrew Prodromos, Andrew Prodromos/Authorized Officer; By: Insight Venture Associates XI, LP, general partner, By: Insight Venture Associates XI, Ltd., general partner (02/11/2025)
- Insight Venture Management, LLC: /s/ Andrew Prodromos, Andrew Prodromos/Authorized Officer (02/11/2025)
- Insight Holdings Group, LLC: /s/ Andrew Prodromos, Andrew Prodromos/Authorized Officer (02/11/2025)